Exhibit 99.94

American Lithium Looks to “Spin Out” Uranium Assets to Independent Public Company

VANCOUVER, BRITISH COLUMBIA, December 7, 2022 – American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | OTCQB:LIACF | Frankfurt:5LA1) is pleased to announce that after a review by the Company, along with its advisors, it has made the decision to pursue a “spin-out” of its Macusani Uranium Project (the “Macusani Project”) into an independent public company (the “Transaction”).

The Company views a spin-out of the Macusani Project into a stand-alone vehicle as the preferred route to generate value for American Lithium and its shareholders from the continued development of this large-scale uranium project.

The re-structuring of the Macusani Project’s ownership is well advanced, and the Company anticipates being in a position to finalize the terms of the Transaction in early 2023.

American Lithium believes that its current share price does not fully recognize the value of the Macusani Project and that by structuring an appropriate “spin-out” into an independent, uranium focused vehicle, the Company and its shareholders will benefit from unlocking the value of this project. Additionally, this will allow American Lithium to concentrate its efforts on advancing its two premier lithium projects, TLC in Nevada and Falchani in Peru.

Nuclear energy is experiencing a robust renaissance because it clearly stands out as the planet’s cleanest, most cost-effective and reliable form of 24/7 dispatchable energy. Accordingly, the world’s premier uranium deposits are attracting more and more global interest.

Highlights of the Macusani Project

• Large NI 43-101 mineral resource

Cut-Off (75ppm)	Tonnes (Mt)	Grade (ppm U₃O₈)	Contained lbs (Mlbs U₃O₈)
Indicated	95.2	248	51.9
Inferred	130.0	251	72.1

Note: ~30% of Total Mineral Resources at the Macusani Project are impacted by the ongoing regulatory dispute surrounding the ownership of 32 of the 169 concessions making up the Project.

•	NI 43-101 preliminary economic assessment in 2016 with the following highlights:
o	NPV8: US $603M, IRR 40.6% and 1.8 years payback at US $50/lb U₃O₈
o	Large Scale. Avg. production ~6Mlbs U₃O₈ / yr over a 10-year mine life
o	PEA Mine Plan Resource: ~68.8Mlbs U₃O₈ at 289ppm (circa 55% of existing resource)
o	Low Cost: US$17/lb Life of Mine cash cost and ~US$18/lb AISC
o	Low CapEx: ~US $300M initial capital

Note: For both mineral resource Table and PEA Highlights presented above, refer to "Macusani Project, Macusani, Peru, NI 43-101 Report – Preliminary Economic Assessment” prepared by Mr. Michael Short and Mr. Thomas Apelt, of GBM Minerals Engineering Consultants Limited; Mr. David Young, of The Mineral Corporation; and Mr. Mark Mounde, of Wardell Armstrong International Limited dated January 12, 2016 filed on SEDAR. A PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty the results of the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into mineral reserve.

•	Ability to further improve robust economics
o	Recent processing work has shown ability to double head grades through simple scrubbing/screening
o	preconcentration has the potential to significantly increase throughput/life of mine
o	Australia Nuclear Science and Technology Organisation continues uranium extraction and precipitation test work to optimize extraction rates while further reducing acid consumption
o	Planned drilling will focus on expansion and reclassification of resource

•	Near term milestones – drilling, updated PEA and move into feasibility targeted for 2023 in stand-alone vehicle

•	Strategically located approximately 25 kilometres from the Company’s Falchani Project

Simon Clarke, CEO of American Lithium, stated, “We are pleased to be able to begin the process of spinning-out this large-scale and advanced-stage uranium project in such a way as to benefit the Company and all of our shareholders.

The Macusani Project comprises one of world’s largest undeveloped uranium projects whose ease of extraction and “near surface” characteristics position it with the potential to be one of the lowest cost sources of uranium globally. With mounting concerns around energy security and climate change, Macusani is strategically located in the Americas, and we believe it can play a large role in the transition to zero emission base-load electricity generation that the world requires. However, we believe it needs to be in a stand-alone public company to be able to fully realize its potential and to provide appropriate value to our shareholders.”

Proposed “Spin-Out” Transaction

It is anticipated that the Transaction will include the transfer of a stand-alone Peruvian subsidiary holding the Macusani Project along with its uranium focused concessions, to an existing publicly traded company. The consideration for such transfer is expected to be the common shares in the capital of that public company. American Lithium then intends to distribute all, or the majority, of such common shares to its existing shareholders on a pro rata basis.

As part of the Transaction, American Lithium will coordinate the appointment of management and an independent board for the new company which will also benefit from the relationships and expertise of American Lithium’s operating team in Peru who will continue to be involved in developing the Macusani Project. The completion of the Transaction will be subject to, amongst other things, entering into definitive documentation on acceptable terms with an appropriate existing public company, and also the receipt of all required regulatory and shareholder approvals. The Company will provide further information regarding the proposed Transaction and the anticipated timelines as it becomes available.

Incentive Securities

As previously announced by the Company in its news release of October 4, 2022, the Company had granted an aggregate of 150,000 incentive stock options and 150,000 restricted share units to Carsten Korch, a newly appointed director of the Company. The Company clarifies that the incentive stock options vest over a period of twelve months and are exercisable at a price of $2.14 until October 4, 2027, and the restricted share units vest on October 4, 2024.

Qualified Person

Ted O'Connor, PGeo, Executive Vice-President of American Lithium and a qualified person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

About American Lithium

American Lithium, a member of the TSX Venture 50, is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani lithium and Macusani uranium development-stage projects in southeastern Peru. Both Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support. Pre-feasibility work has now commenced at Falchani.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

Follow us on Facebook, Twitter and LinkedIn.

On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risks and Uncertainties” section of Plateau’s Management’s Discussion and Analysis filed on January 19, 2021, in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on January 29, 2021, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Cautionary Note Regarding Macusani Concessions Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. The favourable judge’s ruling confirming title to all 32 concessions from November 3, 2021 represents the final stage of the current judicial process. However, this ruling has recently been appealed by MINEM and INGEMMET. American Lithium has no assurance that the outcome of these appeals will be in the Company’s favour.